REX Stores Corporation
2875 Needmore Road
Dayton, Ohio 45414
(937) 276-3931

February 21, 2008

Mr. Scott Anderegg
Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	REX Stores Corporation
Form 10-K for Fiscal Year Ended January 31, 2007,
Definitive Proxy Statement on Schedule 14A filed April 26, 2007
Form 10-Q for Fiscal Quarter Ended April 30, 2007
File No. 001-09097

Dear Mr. Anderegg:

The following letter sets forth below the responses of REX Stores Corporation (the “Company”) to the comments of the Staff of the Division of Corporation Finance in its letter to the Company dated January 31, 2008, with respect to the above referenced filings. In responding to the Staff’s comments, we have utilized the headings and numbering system in the Staff’s letter. This letter has been filed with the Commission as correspondence through EDGAR. We will include the content of our responses in all appropriate future filings, beginning with the Form 10-K for the year ended January 31, 2008. The Staff’s comments, indicated in bold, are followed by the Company’s responses. Modifications to disclosures in previous filings are underlined.

Form 10-K for the Fiscal Year Ended January 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations page 27

1.We note that you have provided separate discussions concerning the two segments of your business. Please revise to elaborate, here or in your business discussion, upon your intentions as it relates to your entry into the ethanol industry. For example, we note your indication in your Liquidity and Capital Resources discussion that your “pending ethanol investments could require a significant amount, if not all, of [y]our available cash.” Considering your retail operations and ethanol investments could place increasingly greater, and potentially conflicting, demands upon your resources, advise investors as to your future plans as it relates to your ethanol investments and to what extent you intend to expand this area of your business in contrast to your retail operations.

In response to the staff’s comments, we propose to revise future filings to enhance the discussion of our business. We have modified the disclosure from the January 31, 2007 Form 10-K to illustrate the enhanced disclosure we are contemplating.

“Overview

We are a specialty retailer in the consumer electronics/appliance industry and an investor in various alternative energy companies. We are leveraging our experience from our investments in synthetic fuel partnerships into the ethanol (alternative energy) industry. We closed 25 retail stores during fiscal year 2006 and invested $51.5 million in ethanol entities as we continue seeking diversified revenue and earnings sources. During fiscal year 2007, we anticipate additional retail store closings as we seek to close unprofitable or marginally profitable retail stores, although we have not established a targeted number of stores. We do not anticipate opening additional retail stores. We have historically owned a majority of our retail stores and we expect to monetize a portion of our real estate investment by selling approximately 60% of our owned retail and vacant stores based upon an agreement entered into on February 8, 2007.

Retail

As of January 31, 2007, we operated 193 stores in 35 states under the "REX" trade name. By offering a broad selection of brand name products at guaranteed lowest prices, we believe we have become a leading consumer electronics/appliance retailer in our markets.

Our comparable store sales decreased 5.0% for fiscal year 2006, increased 5.0% for fiscal year 2005, and decreased 2.0% for fiscal year 2004. We believe our comparable store sales have recently been negatively affected by increased competition and rapid change in television technology, resulting in the loss of CRT and projection television sales. We consider a store to be comparable after it has been open six full fiscal quarters. Comparable store sales comparisons do not include sales of extended service contracts or sales from stores classified in discontinued operations.

In recent years, we have continued to experience declines in our audio and video product groups of our retail business. These two product groups are subject to high levels of competition and have become a commodity business. We believe the market for flat screen televisions will remain strong during fiscal year 2007 as more consumers transition to digital technology. Although we are seeing gains in flat screen television units sold, the average selling price of televisions continues to decline. We believe the market for large projection televisions will continue to decline, as there is a limited availability of such product. We expect sales of our audio products to decline as customers have opted for portable audio products that we do not sell. We expect sales of appliances to be consistent with recent sales and the demand for appliance products to remain stable in the markets we serve.

Our extended service contract revenues are deferred and amortized on a straight-line basis over the life of the contracts after the expiration of applicable manufacturers' warranty periods. Terms of coverage, including the manufacturers' warranty periods, are usually for periods of 12 to 60 months. Extended service contract revenues represented 3.4% of net sales and revenue for fiscal year 2006, 2.9% of net sales and revenue for fiscal year 2005 and 3.4% of net sales and revenue for fiscal year 2004. Service contract repair costs are charged to operations as incurred.

Investments in Alternative Energy

In fiscal year 2006, we entered the alternative energy industry by investing in several entities organized to construct and, subsequently operate, ethanol producing plants. As we continue to seek to diversify sources of revenue and earnings we have invested in four entities as of January 31, 2007 utilizing both debt and equity investments and have a contingent commitment to invest in a fifth entity. We expect all of the entities, except Big River Resources, LLC, to begin generating operating revenue approximately 14 to 20 months after construction of the plants has begun, as they are development stage entities. Big River Resources, LLC has a 52 million gallon dry-mill ethanol manufacturing facility and is currently generating operating revenue. Through January 31, 2007, we have invested approximately $51.5 million in four of the ethanol entities. We have contingent commitments to invest $34.9 million in ethanol entities during fiscal year 2007 and we plan to continue to evaluate other potential ethanol investments. The contingent investment commitments are based upon, among other things, Big River Resources, LLC making its scheduled capital calls and One Earth Energy, LLC successfully completing its equity and debt financing. We do not expect material cash receipts in fiscal year 2007 from our ethanol investments as all of the entities, except for Big River Resources, LLC, are development stage enterprises.

The following table is a summary of our ethanol investments (amounts in thousands, except ownership percentages):

	Equity	Ownership	Debt	Contingent
Entity	Investment	%	Investment	Commitment
Levelland/Hockley County Ethanol, LLC	$11,500	47.1%	$5,000	$-
Millennium Ethanol, LLC	-	-	14,000	-
Big River Resources, LLC (a)	5,000	4.3%	-	10,000
Patriot Renewable Fuels, LLC	16,000	23.3%	-	-
One Earth Energy, LLC	-	-	-	24,900
Total	$32,500		$19,000	$34,900

(a)

On January 25, 2007, we invested an additional $5.0 million in Big River Resources, LLC (included in other assets). This investment was effective February 1, 2007 and our ownership percentage increased from 4.3% to 6.9%.

Annual ethanol production of Levelland Hockley is expected to be approximately 40 million gallons, while annual ethanol production of Millennium, Patriot and One Earth are all expected to be approximately 100 million gallons. We expect the construction cost of the plants to be approximately $1.70 to $2.00 per gallon of expected annual ethanol production. We expect the plants to finance approximately 60% of the plant construction cost. Once the plants are operational, we will begin to recognize interest expense on this debt. We expect a majority, if not all, of the interest incurred while the plants are being constructed to be capitalized. We expect Big River Resources, LLC to expand its current 52 million gallon dry-mill ethanol manufacturing facility to a 90 million gallon dry-mill facility in fiscal year 2007.

We expect the Millennium, Levelland Hockley, Patriot and One Earth facilities to be operational by December 2007, April 2008, July 2008 and July 2009, respectively. Each plant has hired a commodities marketing company to assist in managing and appropriately hedging risks in the ethanol industry.

Income from our ethanol facilities, once operational, is highly dependent on the price of corn, the primary raw material, the price of natural gas, the primary utility cost and the selling price of ethanol. These items are commodities subject to rapid price changes. Based on current pricing for corn, natural gas and ethanol, we expect the facilities to be cash flow positive after the commencement of operations. For much of fiscal year 2006, the spread between ethanol and corn prices were at historically high levels, driven in large part by high oil prices and historically low corn prices resulting from continuing record corn yields and acreage. In recent months, the price of ethanol has been declining and corn costs have increased sharply. On June 30, 2006, the Chicago spot price per gallon of ethanol was $3.90 and the Chicago Board of Trade (“CBOT”) price of corn was $2.35 per bushel. On December 29, 2006, the Chicago spot price per gallon of ethanol was $2.45 and the CBOT price of corn was $3.90 per bushel. Any increase or reduction in the spread between ethanol and corn prices, whether as a result of changes in the price of ethanol or corn, will have an effect on our financial performance. We expect that all of our ethanol plants will generate approximately 2.8 gallons of ethanol per bushel of corn used. We estimate that natural gas usage will constitute approximately 10% of annual revenues. We anticipate using a combination of hedges and energy specialists to assist us with our natural gas purchasing.

Investment in Synthetic Fuel Partnerships

Income from synthetic fuel investments declined approximately $19.8 million as a result of a partial phase out of Section 29/45K tax credits, a temporary halting of production and a modification of our agreement with the owners and operators of the Gillette synthetic fuel facility. Under current law, credits under Section 29/45K are only available for qualified fuels sold before January 1, 2008. In fiscal year 1998, we invested in two limited partnerships which owned four facilities producing synthetic fuel. The partnerships earn federal income tax credits under Section 29/45K of the Internal Revenue Code based on the tonnage and content of solid synthetic fuel produced and sold to unrelated parties. Our share of the credits generated may be used to reduce our federal income tax liability down to the alternative minimum tax (AMT) rate. The tax credits begin to phase out if the reference price of a barrel of oil exceeds certain levels adjusted annually for inflation. The 2006 phase-out started at $56.71 per barrel and based upon the price of oil to date, we estimated the phase out for calendar 2006 to be approximately 40%. See Notes 4 and 16 of the Notes to the Consolidated Financial Statements for further discussion. Should oil prices result in a phase out of Section 29/45K tax credits or the synthetic fuel production facilities experience production stoppages, our income from synthetic fuel investments could be materially lower in fiscal year 2007. Because synthetic fuel is not economical to produce absent the associated tax credits and the fact that we have no control or decision involvement with production levels, we cannot determine the impact of possible production reduction or elimination on our financial results. We do not expect to receive income from our Colona and Somerset synthetic fuel investments beyond fiscal year 2007, as the Section 29/45K tax credit program expires December 31, 2007. However, we may realize income from our Gillette synthetic fuel investment as payments for production subsequent to September 30, 2006 through December 31, 2007 are expected to be made after January 31, 2008. We estimate that such payments may be received within the next four years. We will recognize any income upon receipt of payments or upon our ability to reasonably assure ourselves of the timing and collectibility of the payments.

We initially held a 30% interest in Colona Synfuel Limited Partnership, L.L.L.P. (Colona) and an 18.75% interest in Somerset Synfuel, L.P. (Somerset). We sold our ownership in the Colona and Somerset partnerships as described below.

Effective February 1, 1999, we sold 13% of our interest in the Colona partnership, reducing our ownership percentage from 30% to 17%. Payments are contingent upon and equal to 75% of the federal income tax credits attributable to the 13% interest sold and are subject to certain annual limitations. The maximum amount of cash that can be received varies by year. The maximum that can be received for calendar 2007 is approximately $9.9 million. Effective July 31, 2000, we sold an additional portion of our interest in the Colona partnership, reducing our ownership percentage from 17% to 8%. Effective May 31, 2001, we sold our remaining 8% ownership in the Colona partnership. For the 2000 and 2001 sales, payments are contingent upon and equal to the greater of 82.5% of the federal income tax credits attributable to the interest sold subject to annual limitations or 74.25% of the federal income tax credits amounts attributable to the interest sold with no annual limitations.

Because the purchase price for the Colona sales is based on the value of Section 29/45K tax credits generated, they are subject to production levels and to possible reduction or elimination to the extent the credit is limited.

Effective October 1, 2005, we sold our entire ownership interest in the Somerset partnership. We received $1.2 million, net of commissions, at closing along with a secured contingent payment note that could provide additional investment income. We expect to receive quarterly payments through 2007 equal to 80% of the Section 29/45K tax credits attributable to the ownership interest sold. Because the purchase price is based on the value of Section 29/45K tax credits generated, it is subject to production levels and to possible reduction or elimination to the extent the credit is limited. With this sale, we have divested all of our ownership interests in facilities that produce synthetic fuel which qualifies for Section 29/45K tax credits.

On September 5, 2002, we purchased a plant located in Gillette, Wyoming designed and constructed for the production of synthetic fuel, which qualifies for tax credits under Section 29/45K of the Internal Revenue Code. We obtained a Private Letter Ruling from the Internal Revenue Service, which allowed for the disassembly, and reconstruction, of the facility. On March 30, 2004, we sold our membership interest in the limited liability company that owned the Gillette facility to an outside party. We received $2,750,000 at the time of sale, resulting in pre-tax income of approximately $468,000 along with a secured contingent payment note that could provide additional investment income. The facility resumed commercial operations during the second quarter of fiscal 2005; as such, we received $3.5 million as a one-time payment per the terms of the purchase agreement. In addition, we are eligible to receive $1.50 per ton of “qualified production” produced by the facility. The plant was subsequently sold and during the third quarter of fiscal 2006, we modified our agreement with the owners and operators of the synthetic fuel facility. The modified agreement calls for us to receive payments related to production occurring after September 30, 2006, only after the related Section 29/45K tax credits are allowed under IRS audit, or the applicable statue of limitations for an IRS audit have expired. We believe this could result in any cash receipts from the production being received three to four years from now. We cannot reasonably assure ourselves of collectibility of these payments, thus, we cannot currently determine the timing of income recognition, if any, related to production occurring subsequent to September 30, 2006. Our proceeds from production occurring subsequent to September 30, 2006 are subject to possible reduction based upon the price of oil and to the extent future production decreases. At January 31, 2007, we estimate that there is approximately 1.8 million tons of production (occurring after September 30, 2006) for which we did not recognize income.

Tax credits generated from the Somerset partnership were applied to reduce tax expense in the amounts of approximately $0.2 million, $6.4 million and $8.0 million in fiscal 2006, 2005 and 2004, respectively.

Although the Section 29/45K tax credit program is expected to continue through calendar year 2007, recent market conditions and events have increased the volatility and level of oil prices that could limit the amount of those credits or eliminate them entirely for calendar year 2007. This possibility is due to a provision of Section 29/45K that provides that if the average wellhead price per barrel for unregulated domestic crude oil for the year (the "Annual Average Price") exceeds a certain threshold value (the "Threshold Price"), the Section 29/45K tax credits are subject to phase out. For calendar year 2006, the Threshold Price was $56.71 per barrel and the Phase Out Price was $71.19 per barrel. This resulted in a partial tax credit phase out for calendar year 2006 which we estimated to be 40%. The Threshold Price and the Phase Out Price are adjusted annually as a result of inflation.

We cannot determine the Annual Average Price for 2007. Therefore, we cannot determine, with absolute certainty, whether the price of oil will have a material effect on our synthetic fuel business after 2006. However, if during 2007, oil prices remain at historically high levels or increase, our synthetic fuel income may be adversely affected. Based upon the price of oil to date, we estimate the tax credits and related income for calendar 2007 would not be subject to a phase out as of January 31, 2007. Because synthetic fuel is not economical to produce absent the associated tax credits and the fact that we have no control or decision involvement with production levels, we cannot determine the impact of possible production reduction or elimination on our financial results.

See Item 1A Risk Factors for further discussion of the risks involved with our synthetic fuel investments.”

2. Please provide an overview of your entire business and expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. In this regard, we note your disclosure that your income from synthetic fuel investments dropped by nearly $20 million in the last fiscal year. Discuss whether you expect that trend to continue. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

  Economic or industry-wide factors relevant to your company, and

  Material opportunities, challenges, and

  Risk in short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

See our response to comment number 1. We have incorporated a discussion of trends and uncertainties into our illustrative response therein.

Overview, page 27

3. In light of the material income recognized from the sale of Gillette in fiscal 2004, 2005 and 2006 and based on the terms of the modified agreement, please explain why you are currently not able to determine the likelihood and timing of collecting payments related to production occurring after September 30, 2006. In this regard, a detailed explanation of the actual or anticipated accounting recognition given to the membership interest sale, the one-time payment of $3.5 million and the $1.50 per ton of “qualified production” would be helpful to our understanding. Please specifically explain which proceeds would be subject to possible reduction. If the $2.75 million and the $3.5 million onetime payments can be reduced, explain your basis for income recognition given this significant uncertainty. We note your disclosure in your Form 10-Q for the quarterly period ended July 31, 2007 in which you disclose that you estimate there is approximately 4.0 million tons of production for which you did not recognize income. Please disclose which periods the production relates to and the likelihood and expected timing of collecting payment related to this production. We believe such additional disclosure may be necessary to an understanding of the extent to which reported financial information is indicative of future results. Refer to Item 303 of Regulation S-K and SEC Release No. 33—8350.

We cannot determine the likelihood and timing of payments from the Gillette membership sale related to production occurring after September 30, 2006. The modified agreement with the owners and operators of the Gillette synthetic fuel facility calls for us to receive payments related to production occurring after September 30, 2006, only after the related Section 29/45K tax credits are allowed under IRS audit, or the applicable statute of limitations for an IRS audit have expired. We believe this could result in any cash receipts from the production being received three to four years from now. Furthermore, the entities involved in the modified agreement are all privately held businesses (except for REX) and we are not able to determine whether the entities have the financial resources to remit any payments to us required by the modified agreement. The one-time payments of $2.75 million and $3.5 million cannot be reduced, and, thus were recorded as income when earned and payments were reasonably assured.

We have modified the disclosure from the July 31, 2007 Form 10-Q to illustrate the enhanced disclosure we are contemplating.

“ The 4.0 million tons of production for which we have not recognized income represents production occurring from October 1, 2006 to July 31, 2007 and is subject to possible reduction based upon the price of oil. Should we receive any payments for this production, or subsequent production, we anticipate recognizing the income upon receipt of such payments, or upon our ability to reasonably assure ourselves that collection of the payments is probable. We estimate that such payments will be received within the next four years.”

Results of Operations, page 30

4. Please tell us the impact of your extended service contracts on gross profit and income from continuing operations for the years presented. To the extent these contracts represent a significant portion of your gross profit and/or income from continuing operations, please include a discussion of the impact on your operating results in satisfying the three principal objectives of management’s discussion and analysis as noted in SEC Release No. 33-8350 which are:

  to provide a narrative explanation of a company’s financial statements that enables investors to see the company through the eyes of management to enhance the overall financial disclosure and provide the context within which financial information should be analyzed; and

  to provide information about the quality of, and potential variability of, a company’s earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance.

Extended service contracts contributed approximately $9,027,000, $8,407,000 and $8,819,000 of gross profit for the fiscal years ended January 31, 2007, 2006 and 2005, respectively. Gross profit from extended service contracts represents revenue less direct repair costs. We do not track separately all expenses associated with extended service contracts; therefore, we cannot determine income from continuing operations related to extended service contracts.

In response to the staff’s comments, we propose to revise future filings to enhance the discussion of our extended service contracts. We have modified the disclosure from the January 31, 2007 Form 10-K to illustrate the enhanced disclosure we are contemplating.

“Gross Profit – Gross profit was $93.3 million in fiscal year 2006, or 26.9% of net sales and revenue, versus $103.5 million for fiscal year 2005 or 27.6% of net sales and revenue. Gross profit for fiscal year 2006 was negatively impacted by approximately $4.0 million as a result of having 11 fewer stores classified in continuing operations compared to fiscal year 2005. Gross profit margin for fiscal year 2006 was negatively impacted by a change in product mix, a competitive market environment and a focused effort to sell slow moving or aged inventory at a discount. In addition, extended service contracts contributed gross profit of $9.0 million in fiscal year 2006, compared to $8.4 million in fiscal year 2005, reflecting the income recognition of extended service contracts sold in prior years. Historically, our direct warranty repair costs have averaged approximately 25% of extended service contract revenue.”

Liquidity and Capital Resources, page 38

5. Please ensure your discussion and analysis of cash flows is not a recitation of changes evident from the financial statements. For example, you discuss that a large use of cash in fiscal 2005 was due to a decrease in accounts payable of $12.5 million. You should explain the underlying reasons for the decrease in accounts payable. Please provide analysis explaining the underlying reasons for material fluctuations in balance sheet accounts. Refer to SEC Release No. 33—8350.

In response to the staff’s comment, we propose to revise, in future filings, our discussion and analysis of cash flows. We have modified the disclosure from the January 31, 2007 Form 10-K to illustrate the enhanced disclosure we are contemplating.

“Operating Activities – Net cash provided by operating activities was $31.8 million for fiscal year 2006 compared to $19.0 million in fiscal year 2005. For fiscal year 2006, operating cash flow was provided by net income of $11.4 million adjusted for the impact of a $10.8 million gain on sales of partnership interest, $1.7 million of stock based compensation expense and non-cash items of $5.8 million, which consist of deferred income, the deferred income tax provision, impairment charges, gain on disposal of fixed assets, income from ethanol investments and depreciation and amortization. Cash was provided by a decrease in inventory of $27.3 million, primarily due to managing our inventory at lower levels than normal in late fiscal year 2006. In addition, we are carrying a lower level of air conditioners in the current year as compared to the prior year. The inventory levels of air conditioners fluctuate significantly based upon sales and vendor arrangements. We experienced relatively higher sales of air conditioners in fiscal year 2006 compared to fiscal year 2005. Additionally, cash was provided by a decrease in accounts receivable of $1.5 million and an increase in accounts payable of $2.3 million. The largest uses of cash were an increase in other assets of $4.1 million and a decrease in other liabilities of $3.2 million. Other assets increased primarily as a result of a $5.0 million advance equity investment in Big River. Other liabilities decreased partially as a result of lower accruals for executive bonus compensation. For fiscal year 2005, operating cash flow was provided by net income of $28.3 million adjusted for the impact of a $30.5 million gain on sales of partnership interest and non-cash items of $6.5 million, which consist of deferred income, the deferred income tax provision, impairment charges and depreciation and amortization. Cash was provided by a decrease in inventory of $26.8 million, primarily due to a shortage in the supply of certain televisions and lower levels of air conditioners. Additionally, cash was provided by a decrease in accounts receivable of $2.0 million, primarily a function of the timing of settlement with our credit card merchant processor. The largest use of cash was a decrease in accounts payable of $12.5 million which was a result of the timing of inventory purchases. Cash was also used by an increase in other assets of $0.7 million and a decrease in other liabilities of $0.4 million.”

Critical Accounting Policies, page 41

6. Please revise your disclosure to describe the material implications of uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements that have had or that you reasonably expect will have a material impact on financial condition and operating performance and on the comparability of reported information among periods. Such disclosure should supplement, not duplicate, the accounting policies disclosed in the notes to the financial statements. In preparing your revised disclosure, please identify those accounting estimates or assumptions where there is a significant amount of subjectivity involved, the estimates or assumptions are susceptible to change, and the impact of the estimates and assumptions on your financial condition or operating performance is material. Discuss, to the extent material, such factors as how you arrived at each estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past and whether the estimate/assumption is reasonably likely to change in the future. We would expect you to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and to provide greater insight into the quality and variability of information regarding financial condition and operating performance. The quantitative disclosure should include, to the extent material, information about your provisions and allowances for doubtful accounts receivable, sales returns and excess and obsolete inventories, income from synthetic fuel partnership sales, impairment losses, income tax contingencies and income tax valuation allowances. Also, since critical accounting estimates and assumptions are based on matters that are highly uncertain, you should analyze and disclose their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. For example, if reasonably likely changes in the average wellhead price per barrel for unregulated domestic crude oil could have a material effect on your future financial condition or operating performance, the impact that could result given the range of reasonably likely outcomes should be disclosed and quantified. Please refer to Item 303(a)(3)(ii) of Regulation S-K as well as the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350, issued December 19, 2003 and available on our website at www.sec.gov.

We acknowledge that providing additional detail related to certain critical accounting estimates would enhance the disclosure associated with our income from synthetic fuel partnership sales, inventory reserves and income taxes. We do not, however, consider each of the above-identified items significant enough to warrant additional disclosure as a critical accounting estimate. The estimates related to allowances for doubtful accounts, sales returns and impairment losses are appropriately included as elements of our revenue recognition policy and have an element of estimates, but the amounts are not material to the financial statements, and we, therefore, do not believe they warrant additional disclosure in MD&A.

We do, however, believe that readers of the financial statements would benefit from additional disclosure surrounding the estimate related to synthetic fuel partnership sales, inventory reserves and income taxes due to the significance to the financial statements. In order to better convey this to readers of the financial statements, we will modify our disclosure in future filings to include the following language.

“Revenue Recognition – We recognize sales of products upon receipt by the customer. We will honor returns from customers within seven days from the date of sale. We establish liabilities for estimated returns at the point of sale. Such liabilities are immaterial in all years presented.

We also sell extended service contracts covering periods beyond the normal manufacturers’ warranty periods, usually with terms of coverage (including manufacturers’ warranty periods) of between 12 to 60 months. Contract revenues are deferred and amortized on a straight-line basis over the life of the contracts after the expiration of applicable manufacturers’ warranty periods. We retain the obligation to perform warranty service and such costs are charged to operations as incurred.

We recognize income from synthetic fuel partnership sales as the synthetic fuel is produced and sold except for operations at the Gillette facility as we have not determined that collection of our proceeds for production occurring subsequent to September 30, 2006 is reasonably assured from that plant. We estimate the impact of oil prices and the likelihood of any phase out of Section 29/45K credits and the resulting reduction of synthetic fuel income quarterly. We use available market data concerning crude oil prices to determine the phase out. We estimate the tax credits and related income will be subject to a phase out of approximately 40% for calendar year 2006. This phase out resulted in approximately $6.6 million of potential income not being recognized in fiscal year 2006. Should oil prices result in a phase out of Section 29/45K tax credits or the synthetic fuel production facilities experience production stoppages, our income from synthetic fuel investments could be materially lower in fiscal year 2007. Because synthetic fuel is not economical to produce absent the associated tax credits and the fact that we have no control or decision involvement with production levels, we cannot determine the impact of possible production reduction or elimination on our financial results. See Note 4 of the Notes to the Consolidated Financial Statements for a further discussion of synthetic fuel partnership sales.

Inventory Reserves – Inventory is recorded at the lower of cost or market, net of reserves established for estimated technological obsolescence. The market value of inventory is often dependent upon changes in technology resulting in significant changes in customer demand. If these estimates are inaccurate, we may be exposed to market conditions that require an additional reduction in the value of certain inventories affected. We provide an inventory reserve for specifically identified inventory items that have a cost greater than net realizable value, aged and slow moving inventory and non-saleable or defective inventory items. The inventory reserve was approximately $5.1 million, $5.2 million and $5.5 million at January 31, 2007, January 31, 2006 and January 31, 2005, respectively. Fluctuations in the inventory reserve generally relate to the levels and composition of such inventory at a given point in time. Assumptions we use to estimate the necessary reserve have not significantly changed over the last three fiscal years. Such assumptions include our ability to return defective products to vendors for credit and the estimated salvage value of defective inventory items if we are unable to return such items to the vendor for credit.

Income Taxes – Income taxes are recorded based on the current year amounts payable or refundable, as well as the consequences of events that give rise to deferred tax assets and liabilities based on differences in how those events are treated for tax purposes, net of valuation allowances. We base our estimate of deferred tax assets and liabilities on current tax laws and rates and other expectations about future outcomes, including the outcome of tax credits under Section 29/45K of the Internal Revenue Code. Changes in existing regulatory tax laws and rates may affect our ability to successfully manage regulatory matters, and future business results may affect the amount of deferred tax liabilities or the valuation of deferred tax assets over time. We have established valuation allowances for certain state net operating loss carryforwards and other deferred tax assets. The valuation allowance was approximately $1.0 million, $1.0 million and $0.4 million at January 31, 2007, January 31, 2006 and January 31, 2005, respectively. Should estimates of future income differ significantly from our prior estimates, we could be required to make a material change to our deferred tax valuation allowance. The primary assumption used to estimate the valuation allowance has been estimates of future state taxable income. Such estimates can have material variations from year to year based upon expected levels of retail income and projected capital gains. Our accounting for deferred tax consequences represents management's best estimate of future events that can be appropriately reflected in the accounting estimates.

Item 8 Financial Statements and Supplementary Data, page 46

Consolidated Balance Sheets, page 46

7. Please separately present investments accounted for using the equity method on the face of the balance sheet. Refer to paragraph 19.c. of APB 18.

We propose to modify our future filings to include separate captions on the balance sheet for investments accounted for using the equity method.

Notes to Consolidated Financial Statements, page 50

Note 1. Summary of Significant Accounting Policies, page 50

Property and Equipment, page 50

8. Please revise to describe the impaired long-lived assets or asset groups, the facts and circumstances leading to the impairments and the segment in which the impaired long-lived assets or asset groups are reported. Refer to paragraph 26.a. and 26.d of SFAS 144.

We propose to modify disclosure in our future filings as follows:

“ In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the carrying value of long-lived assets is assessed for recoverability by management when changes in circumstances indicate that the carrying amount may not be recoverable, based on an analysis of undiscounted future expected cash flows from the use and ultimate disposition of the asset. The Company recorded an impairment charge included in selling, general and administrative expenses in the accompanying consolidated statements of income of $168,000, $1,200,000 and $875,000 in the fiscal years ended January 31, 2007, 2006 and 2005, respectively. In addition, the Company recorded an impairment charge included in discontinued operations in the accompanying consolidated statements of income of $85,000, $100,000 and $0 in the fiscal years ended January 31, 2007, 2006 and 2005 respectively. The impairment charges all relate to individual stores in the Company’s retail segment. The impairment charges are primarily related to increased competition and/or unfavorable changes in real estate conditions in local markets. Long- lived assets are tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Generally, declining cash flows from a retail store operation or deterioration in local real estate market conditions are indicators of possible impairment. Impairment charges result from the Company’s management performing a discounted cash flow analysis for individual store locations and represent management’s estimate of the excess of net book value over estimated discounted future cash flows.”

Revenue Recognition, page 52

9. Please tell us how sales commissions related to the sale of extended service contracts are presented in the statements of income. To the extent that sales commissions are netted against the related revenue, please tell us your basis in GAAP for such presentation. Please also quantify the amount of sales commissions included in the net sales and revenue line item for the periods presented.

Historically, sales commissions related to the sale of extended service contracts are presented in selling, general and administrative expenses in the statements of income. Accordingly, no portion of sales commissions related to the sale of extended service contracts were included in the net sales and revenue line item for the periods presented.

We will revise future filings to disclose that all commissions on the sale of extended service contracts are reported in selling, general and administrative expenses.

10.Your income from synthetic fuel partnership sales and the related tax credits earned prior to the sales are contingent on the average wellhead price per barrel for unregulated domestic crude oil.

Quarterly you estimate the impact of these oil prices and the likelihood of any phase out. Please tell us your basis in GAAP for recognizing income prior to resolution of the contingency. Refer to paragraph 17.a of SFAS 5.

We believe it is appropriate to recognize income from synthetic fuel partnership sales based upon when the synthetic fuel is produced and sold. This results in a proper matching of the revenue to the period in which it was earned. We believe the criteria in SEC Staff Accounting Bulletin Topic 13.A.1, “Revenue Recognition,” should be evaluated to determine when it is appropriate to recognize the income related to the synthetic fuel partnership sales. Accordingly, we have considered the following criteria:

  Persuasive evidence of an arrangement exists,

  Delivery has occurred or services have been rendered,

  The seller's price to the buyer is fixed or determinable, and

  Collectibility is reasonably assured.

Our rights to income are derived from agreements executed when our interests were sold. All of our performance requirements were satisfied in prior years. Our rights to the income are contractual and subject to the actual production and sale of synthetic fuel at our formerly owned facilities and the tax credits generated. The current owners of the facilities provide us reliable data regarding the production of synthetic fuel at each facility. With this production data, we can reasonably estimate the income we have earned. We will revise future filings to disclose this information.

With respect to price, we believe the price is determinable as we can estimate the average wellhead price per barrel for unregulated domestic crude oil and calculate an approximate phase out for any period during the year. Thus, we believe the price is determinable as discussed in the above- mentioned SEC guidance. Furthermore, by the end of our fiscal year, the phase out percentage is a known virtual certainty as the phase out is based upon an average annual calendar year price per barrel for unregulated domestic crude oil.

We have not experienced any collectibility issues related to payments due us from the sale of the Colona and Somerset synthetic fuel interests. The agreements for the sale of the Colona and Somerset synthetic fuel interests, call for payments to be made directly to us or into an escrow account. Such payments are made on a quarterly basis. These are in contrast to the Gillette agreement (for production occurring subsequent to September 30, 2006) in which no payments will be made until the successful completion of an examination by the Internal Revenue Service or the expiration of the appropriate statute of limitations for an IRS examination.

Paragraph 1 of SFAS No. 5, Accounting for Contingencies (“SFAS 5”), states for the purpose of this Statement, a contingency is defined as an existing condition, situation, or set of circumstances involving uncertainty as to possible gain (hereinafter a "gain contingency") or loss (hereinafter a "loss contingency") to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur. Resolution of the uncertainty may confirm the acquisition of an asset or the reduction of a liability or the loss or impairment of an asset or the incurrence of a liability.

Paragraph 2 of SFAS 5 states all uncertainties inherent in the accounting process give rise to contingencies as that term is used in this Statement. Estimates are required in financial statements for many on-going and recurring activities of an enterprise. The mere fact that an estimate is involved does not of itself constitute the type of uncertainty referred to in the definition in paragraph 1. For example, the fact that estimates are used to allocate the known cost of a depreciable asset over the period of use by an enterprise does not make depreciation a contingency; the eventual expiration of the utility of the asset is not uncertain. Thus, depreciation of assets is not a contingency as defined in paragraph 1, nor are such matters as recurring repairs, maintenance, and overhauls, which interrelate with depreciation. Also, amounts owed for services received, such as advertising and utilities, are not contingencies even though the accrued amounts may have been estimated; there is nothing uncertain about the fact that those obligations have been incurred. We believe that the impact on synthetic fuel partnership sale income is more closely analogous to an estimate rather than a contingency.

Based on the above, we do not believe paragraph 17 of SFAS 5 applies to our income recognition of income from our synthetic fuel partnership sales.

Finally, given, at the end of our fiscal year, that we know with a high degree of certainty the actual phase out percentage, if any, we believe it is appropriate to record income as synthetic fuel production occurs and the income is earned.

Note 3, Investments, page 57

11. Given your under 20% ownership interest, please tell us why you have the ability to exercise significant influence over the operating and financial policies of Big River and therefore accounting for your investment using the equity method is appropriate. Refer to paragraph 17 of APB 18.

ABP 18 represents accounting for investments in voting stock of a corporation. Our investments in Big River represent a membership interest in a limited liability company (LLC). Paragraph 17 of APB 18 states, in part, that in order to achieve a reasonable degree of uniformity in application, the Board concludes that an investment of 20% or more of the voting stock of an investee should lead to a presumption that in the absence of evidence to the contrary an investor has the ability to exercise significant influence over an investee. Conversely, an investment of less than 20% of the voting stock of an investee should lead to a presumption that an investor does not have the ability to exercise significant influence unless such ability can be demonstrated.

Management believes the appropriate guidance to address investments in LLCs is EITF 03-16, EITF D-46 and SOP 78-9. We will revise our future filings to reference the applicability of EITF 03-16 and D-46 in addition to APB 18.

EITF 03-16 discusses the accounting for investments in LLCs. LLCs have characteristics of both corporations and partnerships but are dissimilar from both in certain respects. The issue is whether an LLC should be viewed as similar to a corporation or similar to a partnership for purposes of determining whether noncontrolling investments in an LLC should be accounted for using the cost method or the equity method. The Task Force reached a consensus that an investment in an LLC that maintains a “specific ownership account” for each investor-similar to a partnership capital structure-should be viewed as similar to an investment in a limited partnership for purposes of determining whether a noncontrolling investment in an LLC should be accounted for using the cost method or the equity method. Therefore, the provisions of SOP 78-9 and related guidance, including Topic D-46, also apply to such LLCs.

In EITF Topic D-46, the SEC acknowledged that investments in limited partnerships of between 3% and 5% are more than minor and thus, would be subject to the equity method (by drawing a parallel between a partnership and an LLC with specific ownership accounts using EITF 03-16 as discussed above).

Big River is required to maintain specific ownership accounts in order to properly allocate earnings. Since Big River does maintain specific ownership accounts and since we have an ownership interest of between 3% and 5%, we believe it is appropriate to use the equity method to account for our investment in Big River. Furthermore, we have one board seat which we believe also allows us to influence the financial and operating policies of Big River.

Note 10, Revolving Line of Credit, page 64

12. We note that you are restricted from paying dividends under the covenants your revolving credit agreement. Please describe the most significant restrictions on the payment of dividends, indicating their sources, their pertinent provisions and the amount of retained earnings or net income restricted or free of restriction as required by Rule 4-08(e)(1) of Regulation S-X.

We propose to modify disclosure in our future filings as follows:

“To pay a dividend, the Company must notify the Agent Bank and the Agent Bank must have determined that, at the time of making the dividend payment and after giving effect thereto, Excess Availability on the line of credit for the 12 months preceding the payment and on a projected pro-forma basis for the 12 months following the payment is greater than $25,000,000. At January 31, 2007, we estimate that the maximum dividend we could pay without violating the restriction in our revolving loan agreement is $18.3 million.”

Note 17. Segment Reporting, page 73

13. Please provide the revenue disclosures by product and service group required by paragraph 37 of SFAS 131.

We acknowledge the comment and, in future filings, will provide information on revenues by product and service group as required by FAS 131. We anticipate that our disclosure will be similar to the following.

	Years Ended January 31,
	2007	2006	2005
Sales of products retail segment:
Televisions	53%	54%	53%
Appliances	25%	21%	18%
Audio	7%	9%	10%
Video	4%	6%	7%
Other	8%	7%	9%
Total	97%	97%	97%
Sales of services retail segment:
Extended service contracts	3%	3%	3%

Schedule II- Valuation and Qualifying Accounts, page 78

14. To the extent material please revise to disclose information related to your provision for sales returns. Alternatively, you may include this information in your footnotes. See Rules 5-04 and 12-09 of Regulation S.X.

We acknowledge the comment and agree to add footnote disclosure of this information in our future filings, if material. Historically, the reserve for sales returns has been immaterial. In 2007, 2006 and 2005, the reserve for sales returns was less than $300,000 for all years presented.

Controls and Procedures, page 79

15. We note your disclosure that your “Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.” Please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a 15(e).

Per the Staff’s comment, we will revise our future periodic reports to clarify that our officers concluded that our disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 7

16. We note that you attempt to adjust base salaries “to reflect competitive market levels.” Please tell us how you go about assessing competitive market levels.” If you engage in benchmarking in setting this amount, please identify the benchmark and its components, pursuant to Item 402(b)(2)(xiv) of Regulation S-K.

We assess competitive market levels by considering base salaries paid by similarly sized companies in our industry, such as Tweeter Home Entertainment Group, Inc. and Conn’s, Inc., recognizing that our executive officers’ base salaries generally are below those levels. We do not engage in benchmarking in setting or adjusting base salaries.

We will revise future filings to reflect this disclosure.

Change in Control Payments, page 9

17. With respect to the potential payments upon termination disclosed here and under “Potential Payments Upon Termination or Change in Control,” please discuss and analyze how the amounts and periods were negotiated and how and why the company agreed to the specified amounts and periods.

Per the Staff’s comment, we will revise future disclosure under “Change in Control Payments” in our Compensation Discussion and Analysis to add the following:

“This bonus was negotiated as part of Mr. Bearden’s compensation package when he was hired as our Chief Operating Officer with primary responsibility for retail operations. The payment reflects that Mr. Bearden would be significantly involved in any sale of our retail operations and is intended to provide him with a severance benefit should a sale occur during or shortly after his employment.”

We will revise future disclosure under “Potential Payments Upon Termination or Change in Control” to add the following:

“We agreed to pay Mr. Rose the balance of his salary and bonus because a termination without cause would not be reflective of his individual performance. Under these circumstances, we believe he should receive his full contractual compensation.

The amount we agreed to pay to Mr. Bearden upon a termination without cause was negotiated as an appropriate severance upon a termination not based on his individual performance.”

Certain Relationships and Related Transactions, page 18

18. Please disclose whether the transactions and agreements with related parties were comparable to terms you could have obtained from unaffiliated third parties. Also, if written, please file all related party contracts as exhibits or confirm to us that they all have been filed. Finally, please revise your disclosure to identify the related person’s title or relationship to you.

Per the Staff’s comment, we will disclose in future filings that we believe the lease with Stuart Rose/Beavercreek, Inc., fees paid to Chernesky, Heyman & Kress P.L.L. for legal services, and amounts paid to Elcan & Associates in leasing commissions and mortgage broker fees were comparable to terms that we could have obtained from unaffiliated third parties. The commission on the sale of our interest in Somerset SynFuel, L.P. was set at a rate we believed fair to both parties given the absence of comparable transactions.

The lease with Stuart Rose/Beavercreek, Inc. has been filed as an exhibit to our Form 10-K. There are no other written agreements with related parties required to be filed as exhibits.

Per the Staff’s comment, related party transaction disclosure in future filings will be revised to identify the related person’s title or relationship with us. For example, Stuart A. Rose, our CEO, and Lawrence Tomchin are members of our board of directors, Edward M. Kress is a member of our board of directors, and Dan Elcan is the brother of Charles Elcan, a member of our board of directors.

19. Please disclose the dollar value of the transaction with Dan Elcan.

During calendar year 2006, Dan Elcan was allocated $139,744 in accrued distributions from Rex Investment, LLC, and Pinnacle Advisors, LLC, an entity affiliated with Dan Elcan, received $1,275,418 in payments from the sale of its interest in Rex Investment I, LLC.

We will disclose the dollar value of the transaction with Dan Elcan in future filings.

Form 10-Q for Quarterly Period Ended April 30, 2007 Notes to Unaudited Consolidated Condensed Financial Statements, page 7

Note 4 Accounting Changes, page 11

20. Please explain supplementally how the lower of cost or market inventory values make FIFO and LIFO produce equal results for all 3 years presented. Please be detailed in your explanation with examples as necessary.

Historically, we have experienced price deflation in the products we sell (primarily televisions and appliances). Generally, all of our inventory has experienced deflation since we adopted LIFO accounting in 1982. As a result, LIFO inventory valuation is irrelevant from a costing perspective, since the lower of cost or market principle requires us to mark inventory down from cost on a LIFO basis to the net realizable value. In the current and historical deflationary environments we have operated in, there has been no difference in reported inventory values as a result of the lower of cost or market principle. For example, at January 31, 2006, LIFO inventory before the application of the lower of cost or market principle was $35.9 million compared to FIFO inventory of $30.8 million.

Note 5 Sale and Leaseback Transaction and Other Leases, page 11

21. You disclose that a portion of the $11.6 million deferred gain relates to stores that the Company has continuing involvement with. Any form of continuing involvement should be accounted for by the deposit method or as a financing, whichever is appropriate under SFAS 66. Refer to paragraph 10 of SFAS 98. Please explain in detail how your method of amortizing gain achieves this result. In addition, please tell us and disclose the circumstances that result in your continuing involvement. Refer to paragraph 17 of SFAS 98.

We believe there is no form of continuing involvement other than a “normal” leaseback. Accordingly, we will revise in future filings, disclosures to distinguish that continuing involvement is limited to a “normal” leaseback.

As permitted by paragraph 7 in SFAS 98, we used sale-leaseback accounting, as the leaseback is a “normal leaseback” as described in paragraph 10 of SFAS 98. Specifically, the buyer-lessor paid us 100% of the sales price at closing and all risks and rewards of ownership transferred to the buyer-lessor. We do not believe that the continuing involvement in the form of a normal leaseback requires us to account for the transaction using the deposit method or as a financing.

Per paragraph 27 of SFAS 98, “The proper approach is first to determine the gain that would be recognized under Statement 66 as if the transaction were a sale without a leaseback and then to allocate that gain as provided by SFAS 13 over the remaining lease term.” Per SFAS 13, the total gain is recognized immediately if the leaseback is considered minor under the context of paragraph 33(a) of SFAS 13. The gain to be recognized under paragraph 33(b) of SFAS 13 is the amount of gain in excess of the present value of the minimum lease payments if the leaseback is classified as an operating lease. Thus, the deferred gain would equal the present value of the minimum lease payments (assuming that the total gain exceeded the present value of the minimum lease payments.) We have concluded that none of the leasebacks are minor.

22. In regard to the 15 properties sold for which the Company also entered into license agreements, please tell us, with reference to authoritative literature, how you determined the deferred gain and the related amortization period. In addition, tell us your consideration of the “rent free” provisions when considering the proper financial statement impact for this and the subsequent quarterly period end.

The accounting for the licensed stores follows the accounting for the lease stores described in Comment 21. Further we believe that the license agreements are in substance lease agreements, following the definition of a lease in SFAS 13 paragraph 1. The cost associated with the 90 day license period is not material.

*     *     *     *      *     *     *     *     *

In connection with responding to the Staff’s comments, we acknowledge that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require further clarification of any of the issues raised in this letter, please contact Douglas L. Bruggeman at (937) 276-3931 (or by fax at (937) 276-8643). We respectfully request that the Staff let us know at its earliest convenience if we can be of any further assistance.

Sincerely,

/s/ Douglas L. Bruggeman
Douglas L. Bruggeman
Vice President-Finance, Chief Financial Officer and Treasurer